SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                           __________________________


                                  SCHEDULE 13D
                                (Rule 13d - 101)


  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                               (Amendment No. 1)*

                                 Onvia.com, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   68338T-106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

--------------------------------------------------------------------------------
                           Alejandro San Miguel, Esq.
                             Chadbourne & Parke LLP
                              30 Rockefeller Plaza
                               New York, NY 10112
                                 (212) 408-5100
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                December 11, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------------
    CUSIP No. 68338T-106              13D
----------------------------


--------- ----------------------------------------------------------------------
    1     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


          GLENN S. BALLMAN
--------- ----------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) |_|
                                                                      (b) |X|
--------- ----------------------------------------------------------------------
    3     SEC USE ONLY
--------- ----------------------------------------------------------------------
    4     SOURCE OF FUNDS

          N/A
--------- ----------------------------------------------------------------------
    5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                  |_|
--------- ----------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          CANADA
----------------- ------- ------------------------------------------------------
                     7
    NUMBER OF             SOLE VOTING POWER

     SHARES               255,000
                  ------- ------------------------------------------------------
  BENEFICIALLY       8    SHARED VOTING POWER

    OWNED BY              - 0 -
                  ------- ------------------------------------------------------
      EACH           9    SOLE DISPOSITIVE POWER

   REPORTING              255,000
                  ------- ------------------------------------------------------
     PERSON         10    SHARED DISPOSITIVE POWER

      WITH                - 0 -
----------------- ------- ------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          255,000
--------- ----------------------------------------------------------------------
   12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                          |_|
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          3.33%
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

          IN
--------- ----------------------------------------------------------------------

--------- ----------------------------------------------------------------------
    1     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


          ROBERT AYER
--------- ----------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) |_|
                                                                      (b) |X|
--------- ----------------------------------------------------------------------
    3     SEC USE ONLY
--------- ----------------------------------------------------------------------
    4     SOURCE OF FUNDS

          N/A
--------- ----------------------------------------------------------------------
    5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                  |_|
--------- ----------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          CANADA
----------------- ------- ------------------------------------------------------
    NUMBER OF        7    SOLE VOTING POWER

     SHARES               255,160
                  ------- ------------------------------------------------------
  BENEFICIALLY       8    SHARED VOTING POWER

    OWNED BY              - 0 -
                  ------- ------------------------------------------------------
      EACH           9    SOLE DISPOSITIVE POWER

   REPORTING              255,160
                  ------- ------------------------------------------------------
     PERSON         10    SHARED DISPOSITIVE POWER

      WITH                - 0 -
------------------- ------- ----------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          255,160
--------- ----------------------------------------------------------------------
   12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                          |_|
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          3.33%
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

          IN
--------- ----------------------------------------------------------------------

--------- ----------------------------------------------------------------------
    1     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


          DAVID BELL
--------- ----------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) |_|
                                                                      (b) |X|
--------- ----------------------------------------------------------------------
    3     SEC USE ONLY
--------- ----------------------------------------------------------------------
    4     SOURCE OF FUNDS

          N/A
--------- ----------------------------------------------------------------------
    5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                  |_|
--------- ----------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          CANADA
--------------- ------- --------------------------------------------------------
    NUMBER OF      7     SOLE VOTING POWER

     SHARES              125,052
                ------- --------------------------------------------------------
  BENEFICIALLY     8    SHARED VOTING POWER

    OWNED BY             - 0 -
                ------- --------------------------------------------------------
      EACH         9    SOLE DISPOSITIVE POWER

   REPORTING             125,052
                ------- --------------------------------------------------------
     PERSON       10     SHARED DISPOSITIVE POWER

      WITH               - 0 -
----------------- ------- ------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          125,052
--------- ----------------------------------------------------------------------
   12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                          |_|
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          1.63%
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

          IN
--------- ----------------------------------------------------------------------

--------- ----------------------------------------------------------------------
    1     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


          DGR ENTERPRISES, INC.
--------- ----------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) |_|
                                                                      (b) |X|
--------- ----------------------------------------------------------------------
    3     SEC USE ONLY
--------- ----------------------------------------------------------------------
    4     SOURCE OF FUNDS

          N/A
--------- ----------------------------------------------------------------------
    5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                  |_|
--------- ----------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES OF AMERICA
----------------- ------- ------------------------------------------------------
    NUMBER OF        7    SOLE VOTING POWER

     SHARES               - 0 -
                  ------- ------------------------------------------------------
  BENEFICIALLY       8    SHARED VOTING POWER

    OWNED BY              - 0 -
                  ------- ------------------------------------------------------
      EACH           9    SOLE DISPOSITIVE POWER

   REPORTING              - 0 -
                  ------- ------------------------------------------------------
     PERSON         10    SHARED DISPOSITIVE POWER

      WITH
                          - 0 -
----------------- ------- ------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          - 0 -
--------- ----------------------------------------------------------------------
   12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                          |_|
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.00%
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

          CO
--------- ----------------------------------------------------------------------

Item 4.   Purpose of Transaction.

          On December 10, 2002, DGR Enterprises, Inc. ("DGR Enterprises" or "DGR"), owned by Glenn S. Ballman ("Ballman"), Robert Ayer ("Ayer") and David Bell ("Bell") and formed for the purpose of acquiring all of the outstanding shares of the Common Stock of Onvia.com, Inc. ("Issuer"), announced that it was abandoning its efforts to acquire Issuer and that it had declined an invitation by Issuer's Board of Directors to further extend its proposal to acquire all of the outstanding shares of the Common Stock of Issuer at a price per share of $3.50 net to the sellers in cash (subject to applicable withholding taxes), without interest. A copy of DGR's press release dated December 10, 2002 is attached as EXHIBIT 2.

          As a result of these developments, Ballman, Ayer and Bell have decided that they will no longer act as a group with regard to their ownership of the Common Stock of Issuer. Each of Ballman, Ayer and Bell presently intends to hold his shares separate and apart from one another. Each of Ballman, Ayer and Bell plans to hold, buy or sell shares of Issuer for individual investment purposes only and may acquire or dispose of shares in the future.

Item 5.   Interest in Securities of the Issuer.

          (c) No transactions in Common Shares were effected by any of Ballman, Ayer, Bell or DGR in the past sixty days.

Item 7.   To Be Filed as Exhibits

          1. Joint Filing Agreement

          2. Press Release issued by DGR on December 10, 2002

                                   Signatures

After reasonable inquiry and to the best knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: December 11, 2002



                                             /s/ Glenn S. Ballman
                                             ------------------------------
                                             Glenn S. Ballman



                                             /s/ Robert Ayer
                                             ------------------------------
                                             Robert Ayer



                                             /s/ David Bell
                                             ------------------------------
                                             David Bell



                                             DGR ENTERPRISES, INC.


                                             /s/ Glenn S. Ballman
                                             ------------------------------
                                             Glenn S. Ballman
                                             Director

                            EXHIBITS TO SCHEDULE 13D
                            ------------------------



         1. Joint Filing Agreement

         2. Press Release issued by DGR on December 10, 2002

                                                                       EXHIBIT 1



                             JOINT FILING AGREEMENT

          The undersigned hereby agree to jointly file a statement on Schedule 13D, together with any amendments thereto, with the Securities and Exchange Commission pursuant to the requirements of Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended.

          This Joint Filing Agreement may be signed in counterpart copies.



Date:  December 11, 2002



                                             DGR ENTERPRISES, INC.

                                             By: /s/ Glenn S. Ballman
                                                 ------------------------------
                                                 Name: Glenn S. Ballman
                                                 Title: Director



                                                 /s/ Glenn S. Ballman
                                                 ------------------------------
                                                 Glenn S. Ballman


                                                 /s/ Robert Ayer
                                                 ------------------------------
                                                 Robert Ayer


                                                 /s/ David Bell
                                                 ------------------------------
                                                 David Bell

                                                                       EXHIBIT 2

Press Release

DGR Enterprises Abandons Efforts to Acquire Onvia.com; Declines Invitation by Onvia's Board of Directors to Further Extend its Proposal to Acquire Onvia for $3.50 Per Share in Cash

Seattle,  WA,  Tuesday,  December  10,  2002  --  DGR  Enterprises,  Inc.  ("DGR
Enterprises" or "DGR") announced today that it has abandoned its efforts to acquire Onvia.com, Inc. ("Onvia" or the "Company") (Nasdaq: ONVI), after deciding that it would not extend its offer dated November 14, 2002 (which offer was extended previously on November 21, 2002) to purchase all of the outstanding shares of Onvia for $3.50 per share in cash, or approximately $26.8 million. The November 14 proposal expired in accordance with its terms at 5:00 p.m. (PST) on Friday, December 6, 2002.

A spokesman for DGR stated that "Our offer to acquire Onvia expired on December 6 and we have today decided not to again extend our offer as requested by Onvia. In our view, the Board of Directors has had ample opportunity to inform itself of all available alternatives and to review our proposal, which we first made in October, later increased in November and recently extended until December 6. However, rather than take constructive steps toward negotiating with DGR, the Company has implemented a Stockholder Rights Plan, a device typically used to frustrate and thwart takeover attempts, and sought that we indefinitely extend our offer to permit management more time to seek an alternative it prefers better." DGR noted that its proposal was for all shares and all cash and would have provided all shareholders the same price.

The DGR spokesman went on to say that "DGR informed Onvia early last week that it did not intend to extend its offer indefinitely, but would agree to extend its offer if the Company would negotiate and enter into a letter of intent for a transaction with DGR containing appropriate provisions to permit Onvia to accept an offer for a higher price." Onvia did not respond to this proposal.

DGR Enterprises is owned by Glenn Ballman, Robert Ayer and David Bell. Mr. Ballman is the founder and former Chairman and Chief Executive Officer of Onvia.com. Mr. Ayer is a co-founder and former Vice President of Business
Development at Onvia.com. Mr. Bell was an early angel investor in Onvia.com. Messrs. Ballman, Ayer and Bell currently own approximately 8.2% of Onvia.com's outstanding common stock. DGR Enterprises is based in Darien, Connecticut and was formed for the purpose of making the proposal discussed above.

The Onvia.com Board of Directors is comprised of the following five individuals:
(i) Michael D. Pickett, Chairman & Chief Executive Officer of Onvia.com; (ii) Nancy J. Schoendorf, General Partner at Mohr, Davidow Ventures; (iii) Kenneth A. Fox, Managing Director at Internet Capital Group, Inc. (Nasdaq: ICGE); (iv) Jeffrey C. Ballowe, Member of the Advisory Board of Internet Capital Group, Inc.; and (v) Steven D. Smith, Managing Director at GE Equity, a subsidiary of General Electric Company (NYSE: GE). There is presently one vacancy on the Board. Each of these venture capital firms is a pre-IPO investor of Onvia and collectively such firms own approximately 48% of the outstanding capital stock.

DGR Enterprises' legal advisor is Chadbourne & Parke LLP, a New York based international law firm.

Seattle, Washington based Onvia.com helps businesses secure government contracts and government agencies find suppliers on-line.

DGR Enterprises will file a Tender Offer Statement with the Securities and Exchange Commission if a tender offer is commenced. This document will contain important information. Onvia.com shareholders are advised to read the tender offer statement, copies of which may be obtained from the Securities and Exchange Commission's website at www.sec.gov free of charge.

For more information, contact Andrew Blum at 212-408-5100.